3
1
<SROS>NYSE
<REPORTING-OWNER>
  0001219609
  Officer
</REPORTING-OWNER>
<SUBJECT-COMPANY>
  Spherion Corporation
  914536
  <IRS-NUMBER>36-3536544
</SUBJECT-COMPANY>
<PERIOD>02/17/03
3
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 3  INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

1. Name and Address of Reporting Person
   Archer, Eric
   2050 Spectrum Boulevard


   Fort Lauderdale, FL 33309
2. Date of Event Requiring Statement (Month/Day/Year)
   02/17/2003
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Issuer Name and Ticker or Trading Symbol
   Spherion Corporation (SFN)
5. Relationship of Reporting Person to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   Pres, Prof Recruiting Group
6. If Amendment, Date of Original (Month/Day/Year)
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Beneficially Owned
-----------------------------------------------------------------------------------------------------
1)Title of Security                                          2)Amount of         3)  4)Nature of
                                                             Securities          D   Indirect
                                                             Beneficially        or  Beneficial
                                                             Owned               I   Ownership
-----------------------------------------------------------------------------------------------------
Common Stock                                                 224.8250            I   By 401(k) plan
Common Stock                                                 2,854.3610          I   By DCP
Common Stock                                                 1,263.0000          I   Jointly w/Spouse

Common Stock                                                 7,200.0000          I   by IRA
Common Stock                                                 24,025.0000         D   Direct

Table II   Derivative Securitites Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative Security  2)Date Exercisable  3)Title and Amount of                   4)Conver-  5)Ownership 6)Nature of
                                and Expiration Date Securities Underlying                   sion or    Form of     Indirect
                                (Month/Day/Year)    Derivative Security                     exercise   Derivative  Beneficial
                                                                                            price of   Security    Ownership
                                Date      Expira-                                Amount or  Deri-      Direct(D)
                                Exer-     tion                                   Number of  vative     or
                                cisable   Date      Title                        Shares     Security   Indirect(I)
------------------------------------------------------------------------------------------------------------------------------------
Deferred Stock Units            04/10/02  04/10/11  Common Stock                 7,500.0000 $0.0000    D           Direct
Deferred Stock Units            05/31/02  05/31/11  Common Stock                 8,750.0000 $0.0000    D           Direct
Incentive Stock Option (Right to10/04/03  10/04/12  Common Stock                 10,000.0000$5.9100    D           Direct
 buy)
Incentive Stock Option (Right to05/31/02  05/31/11  Common Stock                 10,841.0000$7.2500    D           Direct
 buy)
Incentive Stock Option (Right to08/09/03  08/09/12  Common Stock                 4,599.0000 $7.9500    D           Direct
 buy)
Incentive Stock Option (Right to10/06/01  10/06/10  Common Stock                 7,600.0000 $11.3125   D           Direct
 buy)
Non-Qualified Stock Option      10/04/03  10/04/12  Common Stock                 20,000.0000$5.9100    D           Direct
(Right to buy)
Non-Qualified Stock Option      05/31/02  05/31/11  Common Stock                 15,409.0000$7.2500    D           Direct
(Right to buy)
Non-Qualified Stock Option      08/09/03  08/09/12  Common Stock                 11,466.0000$7.9500    D           Direct
(Right to buy)
Non-Qualified Stock Option      10/06/01  10/06/10  Common Stock                 14,900.0000$11.3125   D           Direct
(Right to buy)
Deferred Stock Units            10/06/01  10/06/10  Common Stock                 2,500.0000 $0.0000    D           Direct

Explanation of Responses:

(1)
Deferred Stock Units (DSUs) awarded 10/6/00 vest commencing 10/6/01 on a cumulative basis as follows:  1/3 on 10/6/01; 1/3 on 10/6/0
2; 1/3 on 10/6/03.
(2)
Deferred Stock Units (DSUs)  awarded 4/10/2001 vests 3 year from the date of grant, subject to earlier vesting if the closing price of the Company's stock meets or exceeds specific target prices.
(3)
Deferred Stock Units (DSUs) awarded 5/31/01 vest commencing 5/31/02 on a cumulative basis as follows: 1/3 on 5/31/02; 1/3 on 5/31/03
; 1/3 on 5/31/04.
(4)
Stock options granted 10/4/02 are exercisable commencing 10/4/03 on a cumulative basis as follows: 1/3 on 10/4/03; 1/3 on 10/4/04; 1
/3 on 10/4/05.
(5)
Stock options granted 5/31/01 are exercisable commencing 5/31/02 on a cumulative basis as follows: 1/3 on 5/31/02; 1/3 on 5/31/03; 1
/3 on 5/31/04.
(6)
Stock options granted 8/09/02 are exercisable commencing 8/9/03 on a cumulative basis as follows: 1/2 on 8/9/03; 1/2 on 8/9/04 under the Company's Stock Option Exchange Program.
(7)
Stock options granted 10/6/00 are exercisable commencing 10/6/01 on a cumulative basis as follows: 1/3 on 10/6/01; 1/3 on 10/6/02; 1
/3 on 10/6/03.
-
Common shares held directly and shown in Table I, Column 5 include shares acquired under Spherion Corporation's Employee Stock Purch ase Plan.

SIGNATURE OF REPORTING PERSON
/S/ Archer, Eric
DATE 02/20/03